Exhibit 99.2
COMPANY ANNOUNCEMENT
1 September 2010
1999 Disputed Amended Assessment
with the Australian Taxation Office
The Federal Court of Australia today delivered its decision on the appeal by RCI Pty Ltd (RCI), a wholly-owned subsidiary of James Hardie Industries SE (JHISE or the company), in respect of an amended assessment issued to RCI by the Australian Taxation Office (ATO) for the income tax year ended 31 March 1999.
The Federal Court dismissed RCI’s appeal.
The company is considering the decision and its position with regard to any appeal by RCI.
As a result of the unfavourable decision, the company is likely to be required to record a charge. Had the company been required to take this charge at 30 June 2010 (its last reporting date), the charge would have been an estimated amount of US$330.4 million (A$387.7 million). The company advises that it will remain in compliance with its debt covenants should a charge be taken.
However, except for quarterly payments by RCI of interest on the unpaid balance of the amended assessment (being US$168.8 million (A$184.3 million)), no cash will be required to be exchanged between RCI and the ATO until the matter has been ultimately resolved.
RCI has 21 days from the handing down of the judgment to appeal the Federal Court’s decision to the Full Federal Court.
The company does not intend to comment further in relation to the matter.
Background
RCI received the amended assessment in March 2006. The amended assessment related to the amount of net capital gain arising as a result of an internal corporate restructure carried out in 1998 and was issued pursuant to the discretion granted to the Commissioner of Taxation under Part IVA of the Income Tax Assessment Act 1936.
On 30 May 2007, the ATO issued a Notice of Decision disallowing RCI’s objection to the amended assessment (Objection Decision). On 11 July 2007, RCI filed an application appealing the Objection Decision with the Federal Court of Australia. The Federal Court hearing took place in September 2009.
James Hardie Industries SE, ARBN 097 829 895
Incorporated in Ireland, with registered office at Second Floor, Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland and registered number 485719. The liability of its members is limited.

In fiscal year 2007, in accordance with the ATO Receivables Policy, 50% of the total amended assessment (A$184.0 million) was paid and the company provided a guarantee in favour of the ATO for the remaining unpaid 50% of the amended assessment, pending the outcome of the appeal.
General interest charges on the unpaid balance of the amended assessment have also been paid in arrears on a quarterly basis.
The company treated all payments in respect of the amended assessment made up to 30 June 2010 and related accrued interest receivable as a deposit. At 30 June 2010, this deposit totalled US$234.2 million (A$274.8 million). This is because the company expected that amounts paid in respect of the amended assessment would be recovered by RCI with interest at the time RCI was successful in its appeal against the amended assessment.
The company has regularly reported on the ATO — 1999 Disputed Amended Assessment in its quarterly and annual results filings with the Australian Securities Exchange and the US Securities and Exchange Commission.
End
Media/Analyst Enquiries:
Sean O’Sullivan
Vice President, Investor and Media Relations

Telephone:	+61 2 8274 5246
Email:	media@jameshardie.com.au
Disclaimer
This company statement contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in the annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include:
▪	statements about the company’s future performance;

▪	projections of the company’s results of operations or financial condition;

▪	statements regarding the company’s plans, objectives or goals, including those relating to its strategies, initiatives, competition, acquisitions, dispositions and/or its products;

▪	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;

▪	expectations that the company’s credit facilities will be extended or renewed;

▪	expectations concerning dividend payments;

▪	statements concerning the company’s corporate and tax domiciles and potential changes to them, including potential tax charges;

▪	statements regarding tax liabilities and related audits, reviews and proceedings;

▪	statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the ASIC;

▪	expectations about the timing and amount of contributions to the AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

▪	expectations concerning indemnification obligations;

▪	statements about product or environmental liabilities; and

▪	statements about economic conditions, such as the levels of new home construction, unemployment levels, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates and consumer confidence.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause the company’s actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Key Information — Risk Factors” beginning on page 6 of the Form 20-F filed with the US Securities and Exchange Commission on 30 June 2010, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF, any shortfall in the AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; proposed governmental loan facility to the AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; seasonal fluctuations in the demand for our products; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; the potential that competitors could copy our products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the company’s transfer of its corporate domicile from The Netherlands to Ireland to become an Irish SE including employee relations, changes in corporate governance, potential tax benefits and the effect of any negative publicity; currency exchange risks; the concentration of the company’s customer base on large format retail customers, distributors and dealers; the effect of natural disasters; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions.